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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the 11th of October, 2006

msystems Ltd.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-                                           .

CONTENTS

The following documents, which are attached hereto, relating to the Registrant are incorporated by reference herein:

99.1	Letter to Shareholders and Notice of Special General Meeting of Shareholders
99.2	Annex A — Agreement and Plan of Merger
99.3	Annex B — Opinion of msystems' Financial Advisor
99.4	Annex C — English Translation of Application to, and Order of, the Israeli Court.
99.5	Annex D — Form of Voting Undertaking

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd. (Registrant)
Date:	October 11, 2006	By:	/s/ DONNA GERSHOWITZ Donna Gershowitz VP, General Counsel

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CONTENTS
SIGNATURES